Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Finger Motion (CN) Global Limited	Samoa
Finger Motion (CN) Limited	Hong Kong
Finger Motion Company Limited	Hong Kong
Shanghai JiuGe Business Management Co., Ltd.	People’s Republic of China
Shanghai JiuGe Information Technology Co., Ltd.	People’s Republic of China